Exhibit 99.2

 News Release

Kinross Declares Dividend

Toronto, Ontario, February 21, 2008 - Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that the Board of Directors has declared a dividend of US$0.04 per common share, payable on March 31st, 2008 to shareholders of record at the close of business on March 24th, 2008.

The present intention is to pay a dividend semi-annually.

This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, Russia and Chile, and approximately 5,000 employees worldwide. Kinross is listed on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media contact:	Investor Relations contact:
Steve Mitchell	Erwyn Naidoo
Director, Corporate Communications	Director, Investor Relations
Kinross Gold Corporation	Kinross Gold Corporation
(416) 365-2726	(416) 365-2744

KINROSS GOLD CORPORATION	40 King Street West, 52nd Floor Toronto, Ontario, Canada M5H 3Y2	TEL: 416-365-5123 FAX:416-363-6622 TOLL FREE:866-561-3636	www.kinross.com